Energy Transfer Partners, L.P.
Barclays Capital Investment Grade
Energy and Pipeline Conference
March 7, 2012
Michael Doss
Vice President - Finance
Filed by Energy Transfer Equity, L.P.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Southern Union Company
Commission File No.: 1-06407

Legal Disclaimer
This presentation may contain statements about future events, outlook and expectations of Energy
Transfer Partners, L.P. (ETP), Energy Transfer Equity, L.P. (ETE), and/or Southern Union Company
(SUG, and together with ETP and ETE, the “Companies”) all of which are forward-looking statements.
Any statement in this presentation that is not a historical fact may be deemed to be a forward-looking statement.  These forward-looking statements rely on a number of assumptions concerning future events that are believed to be reasonable, but are subject to a number of risks, uncertainties and other factors, many of which are outside the Companies’ control, and which could cause the actual results, performance or achievements of the Companies to be materially different. While the
Partnerships believe that the assumptions concerning future events are reasonable, we caution that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of our businesses. These risks and uncertainties are discussed in more detail in the filings made by the Companies with the Securities and Exchange Commission, copies of which are available to the public. The Companies expressly disclaim any intention or obligation to revise or publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.
All references in this presentation to capacity of a pipeline, processing plant or storage facility relate to maximum capacity under normal operating conditions and with respect to pipeline transportation capacity and is subject to multiple factors (including natural gas injections and withdrawals at various delivery points along the pipeline and the utilization of compression) which may reduce the throughput capacity from specified capacity levels.

ETP Overview

ETP Overview
• Energy Transfer Partners, L.P. (“ETP”) is one of the largest publicly traded investment grade MLPs
– $1.74 billion of Adjusted EBITDA in 2011
– Equity market capitalization of approximately $10.7 billion and an enterprise value of $18.4 billion
1,2
– More than $15.5 billion of total assets
• We have a diversified portfolio of natural gas and natural gas liquids assets strategically positioned to serve many of the major North American natural gas producing basins
– Approximately 18,000 miles of intrastate and interstate natural gas pipelines
– 74 Bcf of working natural gas storage capacity
– More than 1,400 miles of NGL pipeline
– NGL storage (Mont Belvieu and Hattiesburg Storage) and fractionation facilities
• The last year has been transformative for ETP as we:
– Entered the NGL business through our Lone Star joint venture and its acquisition of LDH Energy
– Contributed our Propane business to AmeriGas
– Announced the pending acquisition of SUG’s 50% interest in Citrus
– Announced more than $3.0 billion of organic growth opportunities with a focus on liquids rich opportunities in the
Eagle Ford, Permian, and Woodford areas
• Throughout this transformation, we have continued to demonstrate our commitment to investment grade ratings by:
– Focusing on long-term, fee-based contracts
– Significantly improving our business profile
– Managing commodity exposure through the use of hedges
– Applying cash proceeds from the Propane Contribution to reduce indebtedness
– Issuing more than $3.5 billion in equity over the past three years to fund growth
1
As of March 1, 2012.  Excludes the value of incentive distribution rights (IDRs) held by ETE
2
Includes net debt as of December 31, 2011
1

ETE Pro Forma Organizational Structure
Energy Transfer Equity, L.P.
(NYSE: ETE)
NGL
Interstate Transportation
Midstream
70%
30%
Contract Treating
Joint Ventures
Gathering & Processing
Southern Union Co.
Intrastate Transportation & Storage
LDCs
Panhandle Companies
SUGS
Lone Star NGL
Ownership in RGP
100% RGP IDRs
1.8% General Partner Interest
26.3mm LP units (17% of total)
Ownership in ETP
100% ETP IDRs
1.5% General Partner Interest
50.2mm LP units (22% of total)
Ownership in SUG
100% SUG Shares
Citrus
FEP
50%
50%
Contract Compression
Regency Energy Partners LP
(NYSE: RGP)
Energy Transfer Partners, L.P.
(NYSE: ETP)

Marcellus/Utica
Uinta Basin
Piceance Basin
San Juan Basin
Hugoton
Tucumcari Basin
Anadarko Basin
Granite Wash
Woodford
Fayetteville
ETx Basin
Ft Worth Basin
Barnett Shale
Haynesville
Bossier
Tx-La-Miss
Salt Basin
Bossier
Delaware
Permian Basin
LA Gulf Coast
Eagle Ford
Shale
GOM Shelf & Deep Water
Texas Gulf Coast
Gas Hub
Processing
Storage
Treating
ETP - FGT
ETP Gas
ETP NGL
Lone Star NGL Lines
N

ENERGY TRANSFER

6 ETP Pro Forma Asset Overview Note: Includes assets under construction

Business Update

ETE’s Acquisition of SUG
• ETE’s acquisition of Southern Union Company (SUG) is on track to close this month
– Final regulatory approval was received on February 29, when the Missouri Public Service
Commission approved the transaction
– Election forms have been mailed to SUG shareholders, who have until March 19 to respond with their desired mix of ETE units and/or cash
– Shareholders may choose to receive, in aggregate, a minimum of 50% cash (50% units) with up to a maximum of 60% cash (40% units)
– ETE has launched an institutional term loan of up to $2.3 billion that will be used to fund a portion of the cash consideration to be paid to SUG shareholders
• As part of the SUG Acquisition, ETP agreed to acquire a 50% interest in Citrus for $2.0 billion, consisting of $1.895 billion of cash and $105 million of ETP common units
– $445 million of the cash proceeds from the sale of Citrus to ETP will be used to repay existing
SUG indebtedness
– The remaining $1.45 billion will be used to fund a portion of the cash consideration to be paid to
SUG shareholders
– On January 9, 2012, ETP priced $2.0 billion of senior notes to pre-fund the Citrus Acquisition (a portion of the proceeds were used for transaction expenses and general partnership purposes)

ETP Propane Contribution
• ETP’s contribution of its retail propane business to AmeriGas Partners, L.P. (APU) closed on January 12, 2012
• As consideration for the contribution, ETP received:
– $1.46 billion of cash
• Cash proceeds were used to repay borrowings under ETP’s revolving credit facility and fund a $750 million tender offer for outstanding senior notes
– 29.6 million APU common units (market value of $1.3 billion) which represent approximately 34% of pro forma
APU common units outstanding
• The APU units, which ETP is required to hold through the end of 2012, are expected to provide more than $90 million of annual cash distributions to ETP
– In addition, AmeriGas assumed approximately $71 million of existing debt
• With this transaction, ETP:
– Increases percentage of revenue attributable to fee-based operations with long-term contracts
– Reduces its exposure to the commodity-sensitive, seasonal propane sector
– Lowers its indebtedness
– Mitigates near-term capital markets funding requirements

• ETP launched a $750 million tender offer on January 9, 2012
• The offer included two components:
– An “Any-and-All” offer for ETP’s 5.65% senior notes due 2012
– A “Maximum Tender Offer” for ETP’s 2013, 2014, and 2019 senior notes
• A total of $750 million (principal amount) was tendered as follows:
– $292 million of the 5.65% due 2012
– $200 million of the 9.70% due 2019
– $200 million of the 9.00% due 2019
– $58 million of the 8.50% due 2014
• The total cost of the tender offer was $863 million
• As a result, ETP:
– Reduced indebtedness
– Reduced future capital markets risk by taking out a portion of 2012 and 2014 debt maturities
– Lowered annual interest expense by $55 - $60 million
ETP Tender Offer

ETP Has a Robust Portfolio of Attractive Projects
Project Description Capacity
Expected
Completion
Estimated Cost
($ mm)
Midstream
Dos Hermanas
Pipeline
50-mile, 24-inch pipeline originating in northwest Webb County and extending to ETP's existing
Houston Pipeline rich gas gathering system in eastern Webb County
400 MMcf/d In-service
Q4 2010
$43
Chisholm Pipeline 83 mile, 20-inch pipeline extending from DeWitt County to ETP's La Grange Processing Plant in
Fayette County
100 MMcf/d, expandable
to 300 MMcf/d
In-service
Q2 2011
$68
REM Phase I 160-mile, 30-inch pipeline originating in Dimmitt County and extending to the Chisholm Pipeline for ultimate delivery to ETP’s processing plants
400 MMcf/d, expandable to
800 MMcf/d
In-service
Q4 2011
$230
Chisholm Plant Natural gas processing plant located adjacent to ETP's existing La Grange Plant in Fayette County 120 MMcf/d Q1 2012 $70
REM Phase II 70 mile, 42-inch pipeline expansion, which will extend from the Chisholm Pipeline in DeWitt County east into Jackson County
800 MMcf/d Q4 2012 $170
400 MMcf/d,  Phase I Q1 2013 $400
200 MMcf/d,  Phase II Q1 2014
200 MMcf/d,  Phase III Q1 2014
Red River Gathering
Pipeline & Godley
117-mile, 24- and 30-inch pipeline from Carter County, Oklahoma to ETP's Godley Plant in Johnson
County, Texas
450 MMcf/d, expandable to
550 MMcf/d
Q4 2012 $360
Godley Plant
Expansion
Cryogenic processing plant to be constructed at the Godley processing facility in Johnson County,
Texas
200 MMcf/d Q4 2013
Karnes County
Processing Plant
Natural gas processing plant located in Karnes County 200 MMcf/d Q4 2012 $210
REM Expansion 37 miles, 30-inch pipeline expansion - Q4 2013
Sub-total $1,551
NGL (ETP)
Freedom Pipeline 43-mile, 8-inch NGL pipeline connecting the Liberty pipeline to ETP's La Grange & Chisholm plants
40 Mbpd
In-service
Q3 2011
$30
Liberty Pipeline 93-mile, 12-inch NGL pipeline owned through a 50/50 JV with Copano. Connects the Freedom pipeline to the Formosa plant 90 Mbpd
In-service
Q3 2011
$26
Justice Pipeline 130-mile, 20-inch NGL pipeline from the Jackson Plant to Mont Belvieu 340 Mpbd Q3 2012 $300
Sub-total $356
NGL (70% interest in Lone Star)
West Texas Gateway 570-mile NGL pipeline originating in Winkler County and terminating in Jackson County 200 Mbpd Q1 2013 $642
Frac I Mont Belvieu NGL fractionator 100 Mbpd Q1 2013 $273
Frac II Mont Belvieu NGL fractionator 100 Mbpd Q1 2014 $245
Sub-total $1,160
Total announced ETP growth projects since Q4 2010 (including 70% of Lone Star) $3,067
Jackson Plant Natural gas processing plant located in Jackson County

FEP
•50/50 joint venture with
KMP
•185 mile, 42-inch interstate
pipeline originating in the
Fayetteville Shale,
extending through
Arkansas and into
Mississippi
•1.85 Bcf/d sold under 10-
12 year agreements
•In-service
January 2011
Tiger
•100% owned and operated
by ETP
•175 mile, 42-inch interstate
pipeline originating near
Carthage, Texas and
extending to Perryville,
Louisiana
•2.4 Bcf/d of capacity sold
under 10-15 year
agreements
•Initial 2.0 Bcf/d in-service
January 2011
•400 MMcf/d expansion in-
service August 2011
0.0
0.5
1.0
1.5
2.0
2.5
Jan-11 May-11 Sep-11 Jan-12 May-12 Sep-12 Jan-13
Pipeline Capacity Contractual Demand
Bcf/d
0.0
0.5
1.0
1.5
2.0
2.5
Jan-11 May-11 Sep-11 Jan-12 May-12 Sep-12 Jan-13
Bcf/d
4.25 Bcf/d of
Take-or-Pay
Demand Fees
for the Next
9 – 14 Years
Tiger and FEP Have Reached Their
Contractual Ramp-Up Periods

ETP’s Business Profile Has Strengthened
45%
61%
54%
58%
51%
46%
38%
35%
27%
22%
15%
16%
15%
22%
23%
21%
12%
12%
13%
13%
19%
34%
28%
17%
19%
14%
22%
19%
13%
8%
10%
0%
25%
50%
75%
100%
FY 2005 FY 2006 FY 2007 2008 2009 2010 2011 Pro Forma
2011
Intrastate Midstream Interstate Propane NGL
2,3
1
Calculated as operating income + depreciation & amortization. Excludes eliminations.
2
Excludes expected AmeriGas distributions.  Assumes Propane Contribution closed 1/1/2011.
3
NGL and interstate segments reflect annualized Q4 2011 operating income + depreciation & amortization. Interstate segment includes 50% of Citrus’s 2011 segment operating income + depreciation & amortization.
Business Performance by Operating Segment
1

Financial & Liquidity Overview

Growth Drivers

- Tiger Pipeline ramp-up
- FEP ramp-up
- Eagle Ford shale projects
- ETP NGL pipeline
- LDH Energy acquisition (Lone Star)
- Lone Star NGL fractionators
- Lone Star NGL pipeline
- Woodford project
- Citrus (acquisition pending)

ENERGY TRANSFER

$401
$766
$1,143
$1,379
$1,477
$1,541
$1,743
FY 2005 FY 2006 FY 2007 2008 2009 2010 2011
Adjusted EBITDA in $ millions
Since Q4 2010, ETP has
announced investments
of more than $3.0 billion
for organic growth
projects and $3.3 billion
for strategic
acquisitions
Adjusted EBITDA Will Continue to Grow

Balanced Approach To Funding Growth
49%
24%
79%
29%
34%
60%
76%
63%
54%
51%
76%
21%
71%
66%
40%
24%
37%
46%
FY 2005 FY 2006 FY 2007 4 Mo. Ended
12/31/07
2008 2009 2010 2011 Cumulative
Equity + Excess Cash Flow    Debt
Total Capital
Deployed ($ mm):
$1,292 $1,204 $2,092 $970 $1,896 $1,328 $834 $3,428 $13,043
1
Excludes capital contributions to joint ventures other than Lone Star. Includes cash paid for acquisitions and proceeds from the sale of assets.
2
Equity includes net proceeds from issuance of common units plus capital contributions from general partner, capital contributions from non-controlling interest, and common units issued in connection with acquisitions.  Excess Cash Flow includes net cash provided by operating activities less maintenance capital expenditures and distributions paid plus proceeds from sale of assets and discontinued operations.
3
ETP changed from a fiscal year end of August 31 to a calendar year end at the end of 2007.
2
3
st
1

Debt Capitalization
($ million) 12/31/2011
Jan 2012
Notes Offering
Jan 2012
Propane
Contribution and
Tender Offer
Pro Forma
12/31/2011
Revolving Credit Facility 314 $               - $                    (314) $              - $
Senior Notes:
5.65% due 2012 400                  -                       (292)                 108
6.00% due 2013 350                  -                       -                       350
8.50% due 2014 350                  -                       (58)                   292
5.95% due 2015 750                  -                       -                       750
6.13% due 2017 400                  -                       -                       400
6.70% due 2018 600                  -                       -                       600
9.70% due 2019 600                  -                       (200)                 400
9.00% due 2019 650                  -                       (200)                 450
4.65% due 2021 800                  -                       -                       800
5.20% due 2022 -                       1,000               -                       1,000
6.63% due 2036 400                  -                       -                       400
7.50% due 2038 550                  -                       -                       550
6.05% due 2041 700                  -                       -                       700
6.50% due 2042 -                       1,000               -                       1,000
Total Senior Notes 6,550               2,000               (750)                 7,800
Other Long-Term Debt:
Transwestern Senior Notes 870                  -                       -                       870
Heritage Senior Notes 71                     -                       (71)                   -
Other 10                     -                       -                       10
Total Other Long-Term Debt 952                  -                       (71)                   880
Total Debt 7,816 $            2,000 $            (1,136) $           8,680 $

Managed Commodity Exposure
• Intrastate Segment
– We have open transportation capacity between points across Texas (Waha/HSC basis) that we manage through buy/sale transactions and derivatives
– We have 100% of net retained fuel volumes (approximately 60 MMcf/d) hedged at an average price of $3.78/MMBtu in 2012 and $3.72/MMBtu in 2013
– We have approximately 47 Bcf of natural gas storage at our Bammel facility that we manage for our own account. Average hedged storage spreads are currently $0.96/MMBtu
• Midstream Segment
– We have approximately 16,700 Bbl/d of equity NGL volumes
• Interstate Segment
– Nearly all revenues are demand charges
– Minimal direct exposure to natural gas prices
• NGL Segment
– Nearly all gross margin is fee-based
– Lone Star (of which we own 70%) has approximately 3,500 Bbl/d equity NGL volumes

• ETP is one of the largest MLPs with an equity market capitalization of approximately $10.7 billion
1
and
an enterprise value of $18.4 billion
1,2
• Owns and operates more than 18,000 miles of intrastate and interstate pipelines and 1,400 miles of
NGL pipeline
• Connects prolific natural gas producing areas with multiple end markets
Investment Considerations
Large
Diversified
Asset Base
Strong
Balance Sheet
Stable Asset
Base & Strong
Cash Flow
Profile
Well
Managed
Growth
Profile
• Committed to maintaining a strong balance sheet and investment grade metrics
• Track record of maintaining a strong liquidity position
• Proven ability to raise equity including more than $3.0 billion in net proceeds from equity offerings over the past three years
• Significant fee-based operating income and long-lived assets
• High-quality customer base with strong credit profile
• Hedge positions provide for further cash flow stability in commodity price sensitive areas
• Low-risk, high-return projects supported by long-term customer contracts
• Demonstrated ability to construct and place into service pipelines on-time / on-budget
• Balanced approach to funding
1
As of March 1, 2012
2
Includes net debt as of December 31, 2011

Supplemental Information

Uinta Basin
Piceance Basin
San Juan Basin
Hugoton
Anadarko Basin
Tucumcari Basin
Granite Wash
Woodford
Fayetteville
Marcellus/Utica
ETx Basin
Ft Worth Basin
Barnett Shale
Haynesville
Tx-La-Miss Salt Basin
Delaware Permian Basin
Bossier
LA Gulf Coast
Eagle Ford Shale
Texas Gulf Coast
GOM Shelf & Deep Water
ETE Facilities
Gas Hub
Processing
Storage
Treating
ETP NGL
ETP Gas
Lone Star NGL Lines
Regency Pipelines
Mid-Continent Express
SUG Facilities
SUG Plants
SUG LNG Terminal
SUG Storage Assets
SUG Pipelines
LDC Service Areas

ENERGY TRANSFER

21 Consolidated ETE Pro Forma Assets

Citrus Overview

Florida Gas Transmission System Map
•
Florida Gas Transmission is 100% owned by Citrus Corp.
(“Citrus”), which is indirectly owned 50% by SUG and
50% by El Paso Corp.
–
Approximately 5,400 miles of pipe and mainline
system capacity of 3.1 Bcf/d (including Phase VIII
expansion)
•
Significant supply pipeline serving Florida market
–
Delivered ~63% of the natural gas consumed in
Florida in 2010
–
Over 240 delivery points
–
Largely demand driven with 30,000+ MW of gas-fired
generation connected to FGT
–
50 interconnects with interstate and intrastate
pipelines
–
Gulfstream is currently the only competitor for gas
supply into Florida, with 1.26 Bcf/d capacity
•
2011 revenue and EBITDA were $694 million and $531
million, respectively
•
Upon closing of the acquisition of SUG by ETE, SUG’s
50% interest in Citrus will be sold to ETP for $2 billion
(see slide 8)
FGT Phase VIII Expansion
•
Phase VIII, an 820,000 MMBtu/d expansion from
Mississippi to South / Central Florida, was placed in
service on April 1, 2011 at an estimated project cost of
$2.5 billion
•
Expansion capacity of 820,000 MMBtu/day is currently
74% contracted on a firm basis for a tenure of 25 years
Overview

ETC Eagle Ford Pipeline Projects
ETC La Grange & Chisholm Plants
Freedom Pipeline
Mont Belvieu Complex
Houston
San Antonio
West Texas Gateway Pipeline
Justice NGL to Mt Belvieu
ETC REM Phase II
ETC Chisholm
REM Loop Expansion
ETC Jackson County Processing Plant
Tilden Comp.
Liberty Pipeline
ETC REM Phase I
Formosa Pt Comfort
Wet Gas
Oil
Dry Gas
ETC Dos Hermanas
San Cajos
Las Tiendas Treater
Exxon King Ranch
0 10 20 30 40 50 Miles
Legend
ETC Jackson Plant
ETC Kenedy Plant
ETC Pipelines
ETC REM Phases I & II
ETC Chisholm
ETC Dos Hermanas
ETC San Cajos
ETC Las Bonitas
Lone Star- P300 Expansion
West Texas Gateway Pipeline
ETC Dimmit Ext
ETC Freedom Pipeline
ETC Liberty Pipeline
ETC Justice Pipeline
Lone Star NGL Assets
ETC Spirit Pipeline

ENERGY TRANSFER

Eagle Ford Shale Projects 23

ETC Red River Project
Oklahoma
Existing
ETC Assets
ETC Red River Primary Project
Texas
ETC Red River Future Expansion
Loop of Existing Assets
ETC Godley Plant
Lone Star NGL

ENERGY TRANSFER

Woodford Shale Project

• 95 miles of 30-inch pipe and
22 miles of 24-inch loop of
existing system
• 450 MMcf/d of initial pipeline
capacity
• Originating in Carter County,
OK and terminating in Johnson
County at the Godley Plant
• 200 MMcf/d Cryo plant at
Godley
• Expected pipeline in-service
by Q4 2012
• Expected Godley expansion
in-service by Q3 2013
• Project cost ~$360MM
• Supported by long-term
agreement with XTO/Exxon

Lone Star NGL Assets
Existing and Expansion Lines
Oklahoma
Arkansas
New Mexico
Mississippi
Tennessee
Texas
Louisiana
Baden Storage
Hattiesburg Storage
Mt Belvieu - Lone Star Fractionation & Storage
Sea Robin Plant
Geismar Fractionator
Sorrento Plant
Chalmette Plant
Legend
Lone Star West Texas Gateway Expansion
Lone Star Planned Laterals
Leased Capacity on ETC Justice NGL Line
Lone Star NGL Existing Assets

ENERGY TRANSFER | 25

West Texas Gateway Project
(NGL) Pipeline
• Approximately 570 miles of 16-inch pipe
with an initial capacity of 200,000 Bbl/d
• Originating in Winkler County and
terminating in Jackson County, Texas
• Lone Star has secured capacity through
ETP’s Justice NGL pipeline from
Jackson County to Mont Belvieu
• Estimated cost of $917 million
• Expected in-service Q1 2013
Mont Belvieu Fractionator I & II
•
•
•
•
Lone Star Projects
Two 100,000 Bbl/d NGL fractionators to
be constructed at Mont Belvieu
A substantial amount of the fractionation
capacity will be utilized for NGLs from
ETP’s Justice Pipeline
Estimated cost:
Frac I - $390 million
Frac II - $350 million
Expected in-service:
Frac I - Q1 2013
Frac II - Q1 2014

Lone Star & ETP NGL Assets
Existing and Expansion Lines
New Mexico
Oklahoma
Arkansas
Mississippi
Texas
Louisiana
Baden Storage
Godley Plant
Hattiesburg Storage
Geismar Fractionator
Sea Robin Plant
Sorrento Plant
Chalmette Plant
LaGrange/Chisholm Plant Complex
Jackson Plant
Mt Belvieu - Lone Star Fractionation & Storage
Legend
Lone Star West Texas Gateway Expansion
Lone Star Planned Laterals
Lone Star NGL Existing Assets
ETP Justice
ETP Spirit
ETP Freedom
ETP-Copano Liberty JV

ENERGY TRANSFER

Freedom Pipeline
•43 mile 8-inch NGL pipeline
•40,000 Bbl/d design capacity
•In-service September 2011
•Project cost $30MM
Liberty Pipeline
• 93 mile 12-inch NGL pipeline
• 90,000 Bbl/d design capacity
• 50/50 JV with Copano
• In-service September 2011
• Project cost $26MM (ETP share)
Justice Pipeline
•130 mile 20-inch NGL pipeline
•340,000 Bbl/d design capacity
•Expected in-service Q3 2012
•Project cost $300MM
ETP NGL Pipeline Projects

Growth Expenditures
1 Net of contributions from Regency for its 30% noncontrolling interest in Lone Star
($ millions) 2011 2012E
Growth Capital Expenditures
Intrastate / Midstream 842 $                $        800 - 900
Interstate 181 -
NGL
1
317 950 - 1,100
Propane & Other 36 -
Total 1,376 $             $   1,750 - 2,000
Contributions to Joint Ventures 201 -
Total 1,576 $             $   1,750 - 2,000

Adjusted EBITDA Reconciliation
Years Ended December 31,
($ millions)
2008 2009 2010 2011
Net income 866.0 $                     791.5 $                     617.2 $                     697.2 $
Interest expense, net of interest capitalized 265.7                        394.3                        412.6                        474.1
Income tax expense 6.7                           12.8                          15.5                          18.8
Depreciation and amortization 262.2                        312.8                        343.0                        430.9
Non-cash compensation expense 23.5                          24.0                          27.2                          37.5
(Gains) losses on disposals of assets 1.3                           1.6                           5.0                           3.2
Gains on non-hedged interest rate derivatives 51.0                          (39.2)                         (4.6)                          77.4
Unrealized (gains) losses on commodity risk management activities (35.5)                         (30.0)                         78.3                          11.4
Goodwill impairment loss 11.4                          -                           -                           -
Impairment of investment in affiliate -                           -                           52.6                          5.4
Proportionate share of unconsolidated affiliates' interest, depreciation
and allowance for equity funds used during construction -                           22.3                          22.5                          30.0
Adjusted EBITDA attributable to non-controlling interest -                           -                           -                           (37.8)
Other, net (includes allowance for equity funds used during construction) (73.3)                         (12.7)                         (28.5)                         (5.4)
Adjusted EBITDA 1,378.9 $                 1,477.4 $                 1,540.9 $                 1,742.6 $
The Partnership has disclosed in this press release EBITDA, as adjusted, and distributable cash flow which are non-GAAP financial measures.  Management believes
Adjusted EBITDA is a non-GAAP financial measure.  Management believes Adjusted EBITDA provides useful information to investors as measure of comparison with peer companies, including companies that may have different financing and capital structures.  The presentation of Adjusted EBITDA also allows investors to view our performance in a manner similar to the methods used by management and provides additional insight to our operating results.
There are material limitations to using measures such as Adjusted EBITDA, including the difficulty associated with using it as the sole measure to compare the results of one company to another, and the inability to analyze certain significant items that directly affect a company’s net income or loss or cash flows. In addition, our calculation of Adjusted EBITDA may not be consistent with similarly titled measures of other companies and should be viewed in conjunction with measurements that are computed in accordance with GAAP, such as gross margin, operating income, net income, and cash flow from operating activities.
Definition of Adjusted EBITDA
The Partnership defines Adjusted EBITDA as total partnership earnings before interest, taxes, depreciation, amortization, and other non-cash items, such as non-cash compensation expense, gains and losses on disposals of assets, the allowance for equity funds used during construction, unrealized gains and losses on commodity risk management activities, non-
cash impairment charges, and other non-operating income or expense items.  Unrealized gains and losses on commodity risk management activities includes unrealized gains and losses on commodity derivatives and inventory fair value adjustments (excluding lower of cost or market adjustments).

Reconciliation of Capital Deployed and
Funding Sources
1 Non-cash activity comprises issuances of common units in connection with certain acquisitions (2009, 2008, four months ended 12/31/07, 2006 and 2006) and redemption of common units in connection with the transfer of the investment in MEP (year ended 12/31/10).
Fiscal Years Ended 8/31 Four Months Years Ended 12/31
($ millions) 2005 2006 2007 Ended 12/31/07 2008 2009 2010 2011
Net cash used in investing activities 1,133.7 $           1,244.4 $           2,158.1 $           995.9 $              2,015.6 $           1,345.8 $           1,493.8 $           3,552.4 $
Proceeds from sale of assets and discontinued operations 196.9                6.9                     23.1                  21.5                  19.4                  21.5                  27.9                  9.3
Non-cash activity ¹
2.5                     4.0                     -                     1.4                     2.2                     63.3                  (588.7)               -
Maintenance capital expenditures (41.0)                 (51.8)                 (89.2)                 (49.0)                 (141.0)               (102.7)               (99.3)                 (134.2)
Capital deployed 1,292.1 $           1,203.5 $           2,092.0 $           969.8 $              1,896.2 $           1,327.9 $           833.8 $              3,427.5 $
Net cash provided by operating activities 169.4 $              543.9 $              1,112.7 $           245.7 $              1,258.1 $           826.9 $              1,202.3 $           1,344.4 $
Maintenance capital expenditures (41.0)                 (51.8)                 (89.2)                 (49.0)                 (141.0)               (102.7)               (99.3)                 (134.2)
Distributions paid (207.0)               (343.8)               (622.5)               (176.0)               (879.2)               (957.3)               (1,066.0)             (1,159.5)
Proceeds from sale of assets and discontinued operations 196.9                6.9                     23.1                  21.5                  19.4                  21.5                  27.9                  9.3
Excess cash flow 118.3 $              155.2 $              424.1 $              42.2 $               257.3 $              (211.6) $             64.9 $               60.0 $
Net proceeds from issuance of common units 507.7 $              132.4 $              1,200.0 $           234.9 $              373.1 $              936.3 $              1,152.2 $           1,467.0 $
Capital contributions from general partner 10.4                  2.8                     24.5                  -                     8.0                     3.4                     8.9                     -
Capital contributions from noncontrolling interest -                     -                     -                     -                     -                     -                     -                     645.3
Non-cash activity ¹
2.5                     4.0                     -                     1.4                     2.2                     63.3                  (588.7)               -
Equity issued 520.6 $              139.2 $              1,224.5 $           236.3 $              383.3 $              1,003.0 $           572.5 $              2,112.2 $

Ratings Summary
Moody's S&P Fitch
Rating Outlook Rating Outlook Rating Outlook
ETE
Corporate Rating Ba1 Review Down BB- Pos Watch BB- Stable
Senior Secured Ba2 Review Down BB- Pos Watch BB Stable
ETP
Senior Unsecured Baa3 Negative BBB- Negative BBB- Negative
RGP
Corporate Rating Ba3 Stable BB Stable NR NR
Senior Unsecured B1 Stable BB- Stable NR NR
SUG
Senior Unsecured Baa3 Negative BBB- Neg Watch BBB- Neg Watch
PEPL
Senior Unsecured Baa3 Stable BBB- Neg Watch BBB- Neg Watch

Definitions
The following is a list of certain acronyms and terms generally used in the energy industry and throughout this presentation
:
/d per day
Bbl barrels
Btu British thermal unit, an energy measurement
Capacity capacity of a pipeline, processing plant or storage facility refers to the maximum capacity under normal operating conditions and, with respect to pipeline transportation capacity, is subject to multiple factors (including natural gas injections and withdrawals at various delivery points along the pipeline and the utilization of compression) which may reduce the throughout capacity from specified capacity levels.
gpm gallons per minute
Mcf thousand cubic feet
MMBtu million British thermal units
MMcf million cubic feet
Bcf billion cubic feet
NGL natural gas liquid, such as propane, butane and natural gasoline
NYMEX New York Mercantile Exchange

• In connection with the proposed merger, ETE filed with the SEC a Registration Statement on Form S-
4 that included a proxy statement/prospectus. The Registration Statement was declared effective on
October 27, 2011. Southern Union mailed the definitive proxy statement/prospectus to its stockholders on or about October 27, 2011 and again on February 17, 2012. Investors and security holders are urged to carefully read the definitive proxy statement/prospectus because it contains important information regarding ETE, Southern Union and the merger.
• Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by ETE and Southern Union with the SEC at the SEC’s website, www.sec.gov.
The definitive proxy statement/prospectus and such other documents relating to ETE may also be obtained free of charge by directing a request to Energy Transfer Equity, L.P., Attn: Investor Relations,
3738 Oak Lawn Avenue, Dallas, Texas 75219, or from ETE’s website, www.energytransfer.com. The definitive proxy statement/prospectus and such other documents relating to Southern Union may also be obtained free of charge by directing a request to Southern Union Company, Attn: Investor
Relations, 5051 Westheimer Road, Houston, Texas 77056, or from the Company’s website,
www.sug.com.
Additional Information